TURNAROUND PARTNERS, INC.
109 North Post Oak Lane, Suite 422
Houston, Texas 77024
(713) 621-2737

September 4, 2008

Ms. Cicely LaMothe
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010

Re:	Turnaround Partners, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-28606

Dear Ms. LaMothe:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated July 21, 2008 regarding the Company’s Form Annual Report on Form 10-KSB for the year ended December 31, 2007 (the “10-KSB”). We are providing the following letter containing our responses.

Form 10-KSB

General

COMMENT 1:
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gove/rules/final/2007/33-8809.pdf;

Ms. LaMothe
September 4, 2008

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://www.sec.gove/rules/interp/2007/33-8810.pdf; and

•	The “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guide.shtml;

RESPONSE:
In response to the Commission’s comment above, the Company’s management performed an assessment of the Company’s internal control over financial reporting in August 2008. The Company has amended its 10-KSB (the “Amendment”) to properly disclose that the Company’s management performed such assessment of the Company’s internal control over financial reporting.

COMMENT 2:
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

RESPONSE:
The Company has revised its certifications under Item 601(b)(31) of Regulation S-B by including the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B and such certifications have been included in the Amendment.

In connection with the responses prepared herein above, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

Ms. LaMothe
September 4, 2008

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.
Sincerely,

Russell Kidder
Chief Executive Officer